Resort Savers, Inc.
1004 Commercial Ave., #509

Anacortes, WA 98221-4117
Phone: (360) 873-8866
admin@resortsavers.net
www.resortsavers.net

VIA EDGAR CORRESPONDENCE

October 18, 2013

Loan Lauren P. Nguyen

Special Counsel

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      Resort Savers, Inc.

            Registration Statement on Form S-1

            Filed: October 8, 2013

            File No. 333-187437

Dear Loan Lauren Nguyen:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for Resort Savers, Inc. (the “Company”).  We request that the registration statement be made effective as of Wednesday, October 23, 2013 at 5 p.m. (EST), or as soon thereafter as possible.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Resort Savers, Inc.

/s/ Michelle LaCour

_____________________

Michelle LaCour, President